Exhibit 99.2

January 26, 2012

Mr. Harold L. Hickey

EXCO Resources, Inc.

12377 Merit Drive, Suite 1700, LB 82

Dallas, TX 75251

Dear Mr. Hickey:

As requested, Haas Petroleum Engineering Services, Inc. (hereinafter referred to as “HPESI”) has prepared an estimate of certain hydrocarbon Reserves owned by EXCO Operating Company, LP, EXCO Resources (PA), Inc. and EXCO Resources (WV), Inc., each of which are wholly owned subsidiaries of EXCO Resources, Inc. (hereinafter collectively referred to as “EXCO”) as of December 31, 2011. The properties examined in this report include Haynesville Shale and Bossier Shale Reserves located in Louisiana and Texas, and Marcellus Shale Reserves located in Pennsylvania and West Virginia. Production data was generally available through 12/01/2011. Exco has additional Proved oil and gas Reserves estimates prepared by other independent appraisers. Based on a comparison of HPESI to Exco’s total Proved Reserves, this examination represent approximately 61.1 percent of EXCO’s total Proved Reserves. As of December 31, 2011, EXCO’s net Reserves, future net income (“FNI”), and net present worth discounted at 10 percent per annum (“NPV”) have been estimated to be as follows:

TABLE 1
	Net Reserves—As of
	12/31/2011
	Oil & Condensate	Natural Gas	FNI	NPV Disc. @ 10%
Reserve Class/Cat	(bbl)	(Mcf)	($)	($)
HAYNESVILLE / BOSSIER
Proved Producing	—	389,309,219	1,016,630,062	749,649,562
Proved Non-Producing	—	14,656,790	36,216,363	22,802,600
Proved Behind Pipe	—	49,539,773	102,525,125	72,693,109
Proved Undeveloped	—	304,882,125	244,764,797	57,925,480

TOTAL HAYNESVILLE / BOSSIER	—	758,387,907	1,400,136,347	903,070,751

MARCELLUS
Proved Producing	—	37,050,742	95,903,961	66,045,906
Proved Non-Producing	—	4,843,672	13,579,227	9,334,370
Proved Undeveloped	—	12,464,782	22,835,490	9,274,802

TOTAL MARCELLUS	—	54,359,196	132,318,678	84,655,078

GRAND TOTAL	—	812,747,103	1,532,455,025	987,725,829

EXCO Resources, Inc.

January 26, 2012

FNI is after deducting estimated operating and future development costs, severance and ad valorem taxes, but before Federal income taxes. Total net Proved Reserves are defined as those natural gas and hydrocarbon liquid Reserves to EXCO’s interests after deducting all royalties, overriding royalties, and reversionary interests owned by outside parties that become effective upon payout of specified monetary balances. All Reserves estimates have been prepared using standard engineering practices generally accepted by the petroleum industry and conform to guidelines developed and adopted by the United States Securities and Exchange Commission (“SEC”). All hydrocarbon liquid Reserves are expressed in United States barrels (“bbl”) of 42 gallons. Natural gas Reserves are expressed in thousand standard cubic feet (“Mcf”) at the contractual pressure and temperature bases.

RESERVES ESTIMATE METHODOLOGY

The Reserves estimates contained in this report have been prepared using standard engineering practices generally accepted by the petroleum industry. Decline curve analysis was used to estimate the remaining Reserves of pressure depletion reservoirs with enough historical production data to establish decline trends. Non-producing Reserves were estimated by volumetric analysis, research of analogous wells, or a combination of both. The maximum remaining Reserves life assigned to wells included in this report is approximately 40 years. This report does not include any gas sales imbalances.

In the process of preparing EXCO’s Reserves estimates, we have relied upon data furnished by EXCO related to historical production rates, pressure data, core data, geologic structure and isopach maps, and well logs. We accepted the data as presented unless, in the course of our review, something came to our attention regarding the validity or sufficiency of the data. In such a case, we did not rely on such information or data until we had satisfactorily resolved our questions relating thereto, or had independently verified such information or data.

RESERVES CLASSIFICATION

The Reserves estimates contained in this report conform to guidelines specified by the SEC. For more information regarding Reserves classification definitions see Appendix A. A complete discussion of the Reserves classification definitions can be found on the United States Government Printing Office website (www.gpoaccess.gov ).

The SEC requires a development plan be in place for these assets. This reserve report defines a budget for that development plan, but HPESI makes no representation about the company’s ability to fund this development.

COMMODITY PRICES

Pursuant to SEC guidelines, the cash flow projections in this report utilize the unweighted 12 month arithmetic average of the first-day-of month natural gas prices for January through December 2011 for natural gas delivered at Henry Hub, as published in Platts Gas Daily. This unweighted arithmetic average cash market price for natural gas delivered at Henry Hub during this time period is $4.12 per MMBTU. The Henry Hub price was held constant throughout the life of the wells and is adjusted for BTU content, basis differentials, and marketing costs, resulting in a weighted average net price of $3.71 per Mcf. These natural gas pricing adjustments were provided by EXCO and accepted as presented. HPESI verified the reasonableness of EXCO’s pricing models using accounting data furnished by EXCO.

OPERATING EXPENSES & CAPITAL COSTS

In most cases, the lease operating costs used in this evaluation represent the average of recent historical monthly operating costs. In cases where historical costs were not available or deemed to be unreliable, operating costs were estimated based on knowledge of analogous wells producing under similar conditions. The lease operating expenses in this report represent field level operating costs and include COPAS charges for properties that are not operated by Exco.

EXCO Resources, Inc.

January 26, 2012

Where available, capital costs were estimated using recent historical information reported for analogous expenditures. Where recent historical information was not available, Authority for Expenditure (“AFE”) documents were used to estimate capital costs. AFE documents provided by the operator have been checked for reasonableness. For the purpose of this report, salvage value for each project was assumed to be equal to the abandonment costs.

Operating expenses and capital costs were not escalated in this evaluation.

DISCLAIMERS

The Proved Reserves presented in this report are estimates only and should not be construed as being exact quantities. They may or may not be actually recovered; and, if recovered, the revenues therefrom and the actual costs related thereto could be more or less than the estimated amounts. Because of governmental policies and uncertainties of supply and demand, the product prices and the costs incurred in recovering these Reserves may vary from the price and cost assumptions in this report. In any case, quantities of Reserves may increase or decrease as a result of future operations.

Reserves estimates for individual properties included in this report are only valid when considered within the context of the overall report and should not be considered independently. The future net income and net present value estimates contained in this report do not represent an estimate of fair market value.

All information pertaining to the operating expenses, prices, and the interests of EXCO in the properties appraised has been accepted as represented. It was not considered necessary to make a field examination of the appraised properties. Data used in performing this appraisal were obtained from EXCO, public sources, and our own files. Supporting work papers pertinent to the appraisal are retained in our files and are available to you or designated parties at your convenience.

It was beyond the scope of this HPESI report to evaluate the potential environmental liability costs from the operation and abandonment of these properties. In addition, no evaluation was made to determine the degree of operator compliance with current environmental rules, regulations, and reporting requirements. Therefore, no estimate of the potential economic liability, if any, from environmental concerns is included in the forecasts presented herein.

HPESI is independent with respect to EXCO as provided in the Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserves Information promulgated by the Society of Petroleum Engineers.

We appreciate this opportunity to have been of service and hope that this report will fulfill your requirements.

Respectfully submitted,

Haas Petroleum Engineering Services, Inc.
F-002950

/s/ Robert W. Haas, P.E.

/s/ W. Brent Haas, P.E.

RWH/WBH: arm

Appendix A

Definitions of Oil and Gas Reserves—Securities and Exchange Commission

The list of definitions below were compiled by HPESI. They represent selected definitions from the Securities and Exchange Commission’s Rule 4-10 document. This document was amended on January 14, 2009, and the definitions below reflect the changes resulting from the amendment. Comprehensive versions of Rule 4-10 and the amendments to Rule 4-10 can be obtained online at http://www.gpoaccess.gov/ .

(a)	Definitions. The following definitions apply to the terms listed below as they are used in this section:

(1)	Developed oil and gas reserves. Developed oil and gas reserves are reserves of any category that can be expected to be recovered:

(i)	Through existing wells with existing equipment and operating methods or in which the cost of the required equipment is relatively minor compared to the cost of a new well; and

(ii)	Through installed extraction equipment and infrastructure operational at the time of the reserves estimate if the extraction is by means not involving a well.

(2)	Proved oil and gas reserves. Proved oil and gas reserves are those quantities of oil and gas, which, by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible—from a given date forward, from known reservoirs, and under existing economic conditions, operating methods, and government regulations—prior to the time at which contracts providing the right to operate expire, unless evidence indicates that renewal is reasonably certain, regardless of whether deterministic or probabilistic methods are used for the estimation. The project to extract the hydrocarbons must have commenced or the operator must be reasonably certain that it will commence the project within a reasonable time.

(i)	The area of the reservoir considered as proved includes:

(A)	The area identified by drilling and limited by fluid contacts, if any, and

(B)	Adjacent undrilled portions of the reservoir that can, with reasonable certainty, be judged to be continuous with it and to contain economically producible oil or gas on the basis of available geoscience and engineering data.

(ii)	In the absence of data on fluid contacts, proved quantities in a reservoir are limited by the lowest known hydrocarbons (LKH) as seen in a well penetration unless geoscience, engineering, or performance data and reliable technology establishes a lower contact with reasonable certainty.

(iii)	Where direct observation from well penetrations has defined a highest known oil(HKO) elevation and the potential exists for an associated gas cap, proved oil reserves may be assigned in the structurally higher portions of the reservoir only if geoscience, engineering, or performance data and reliable technology establish the higher contact with reasonable certainty.

(iv)	Reserves which can be produced economically through application of improved recovery techniques (including, but not limited to, fluid injection) are included in the proved classification when:

Appendix A

Definitions of Oil and Gas Reserves—Securities and Exchange Commission

(A)	Successful testing by a pilot project in an area of the reservoir with properties no more favorable than in the reservoir as a whole, the operation of an installed program in the reservoir or an analogous reservoir, or other evidence using reliable technology establishes the reasonable certainty of the engineering analysis on which the project or program was based; and

(B)	The project has been approved for development by all necessary parties and entities, including governmental entities.

(v)	Existing economic conditions include prices and costs at which economic producibility from a reservoir is to be determined. The price shall be the average price during the 12-month period prior to the ending date of the period covered by the report, determined as an unweighted arithmetic average of the first-day-of-the-month price for each month within such period, unless prices are defined by contractual arrangements, excluding escalations based upon future conditions.

(3)	Reasonable certainty. If deterministic methods are used, reasonable certainty means a high degree of confidence that the quantities will be recovered. If probabilistic methods are used, there should be at least a 90% probability that the quantities actually recovered will equal or exceed the estimate. A high degree of confidence exists if the quantity is much more likely to be achieved than not, and, as changes due to increased availability of geoscience (geological, geophysical, and geochemical), engineering, and economic data are made to estimated ultimate recovery (EUR) with time, reasonably certain EUR is much more likely to increase or remain constant than to decrease.

(4)	Reliable technology. Reliable technology is a grouping of one or more technologies (including computational methods) that has been field tested and has been demonstrated to provide reasonably certain results with consistency and repeatability in the formation being evaluated or in an analogous formation.

(5)	Reserves. Reserves are estimated remaining quantities of oil and gas and related substances anticipated to be economically producible, as of a given date, by application of development projects to known accumulations. In addition, there must exist, or there must be a reasonable expectation that there will exist, the legal right to produce or a revenue interest in the production, installed means of delivering oil and gas or related substances to market, and all permits and financing required to implement the project.

Note to paragraph (a)(26): Reserves should not be assigned to adjacent reservoirs isolated by major, potentially sealing, faults until those reservoirs are penetrated and evaluated as economically producible. Reserves should not be assigned to areas that are clearly separated from a known accumulation by a non-productive reservoir ( i.e. , absence of reservoir, structurally low reservoir, or negative test results). Such areas may contain prospective resources ( i.e. , potentially recoverable resources from undiscovered accumulations).

Appendix A

Definitions of Oil and Gas Reserves—Securities and Exchange Commission

(6)	Undeveloped oil and gas reserves. Undeveloped oil and gas reserves are reserves of any category that are expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required for recompletion.

(i)	Reserves on undrilled acreage shall be limited to those directly offsetting development spacing areas that are reasonably certain of production when drilled, unless evidence using reliable technology exists that establishes reasonable certainty of economic producibility at greater distances.

(ii)	Undrilled locations can be classified as having undeveloped reserves only if a development plan has been adopted indicating that they are scheduled to be drilled within five years, unless the specific circumstances, justify a longer time.

(iii)	Under no circumstances shall estimates for undeveloped reserves be attributable to any acreage for which an application of fluid injection or other improved recovery technique is contemplated, unless such techniques have been proved effective by actual projects in the same reservoir or an analogous reservoir, as defined in paragraph (a)(2) of this section, or by other evidence using reliable technology establishing reasonable certainty.